April 8, 2005


United States Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C.  20549
Attn:  James Allegretto

RE:      Delta Woodside Industries, Inc.
         Form 10-K for the year ended July 3, 2004
         Form 10-Q for the quarter ended October 2, 2004
         File No. 1-10095

Ladies and Gentlemen:

     Reference is made to the comments to the Form 10-K for the fiscal year ended July 3, 2004 of Delta Woodside Industries, Inc. received from the Staff of the Securities and Exchange Commission in a letter from Mike Moran, dated March 25, 2005 (the "Comment Letter"). The Company's responses to the Staff's comments are as follows:

                    FORM 10-K FOR THE YEAR ENDED JULY 3, 2004

Note G - Commitments and Contingencies

     1. We note your response to our prior comment. Please disclose how the fee-in-lieu-of-tax transaction is reflected in your consolidated financial statements as a deferred financing lease. If the transaction is not reflected in the financial statements, disclose why and include any applicable accounting pronouncement (s) to support your conclusion. Specifically indicate in your disclosure whether there are any cash inflows and outflows between you and any entity as it relates to the IDR Bond and the lease transactions. If no cash is exchanged disclose why. If cash is exchanged, please tell us and disclose:

          a. The amounts, timing and nature of such cash flows (e.g. bond payment, lease payment, interest expense and/or income and fee-in-lieu-of -taxes);

          b. Where these amounts are reflected in your statements of financial position, earnings and cash flows; and

          c.   The   amounts   of   payments   for   the   2004,    2003,   2002
               fee-in-lieu-of-taxes in comparison to forgone property taxes.

          d. Your basis for the right to offset the IDR Bond with the associated lease obligations as well as the related receipts and payments;


RESPONSE:

         The fee in lieu of tax transaction is not reflected in the Company's consolidated financial statements as a deferred financing lease. The initial transaction under the fee in lieu arrangement can be summarized as follows:

          o The Company sold the assets to the respective Counties. No cash proceeds were received pursuant to the sale of these assets. The IDR Bond and the Lease, the terms of which are described below, were issued and entered into concurrent with the initial sale of assets to the Counties.

          o A journal entry, for illustrative purposes only, is presented below:

                           IDR Bond                  $XXX
                               Assets                                  $XXX
                           Assets                    $XXX
                               Lease Obligation                        $XXX

         The lease obligation meets the criteria set forth under Statement of Financial Accounting Standards No. 13, Accounting for Leases, in paragraph 7(b), to be classified as a capital lease. The lease contains a bargain purchase option of $1 (Article X of the Lease Agreement, as described further below).

         The Company has concluded that a legal right of offset exists between the IDR Bond and the Lease Obligation, pursuant to FASB Interpretation No. 39, which states, "A right of setoff exists when all of the following conditions are met:

               a.   Each of the two parties owes the other determinable amounts.
               b. The reporting party has the right to set off the amount owed with the amount owed by the other party.
               c.   The reporting party intends to set off.
               d.   The right of setoff is enforceable by law."

         Consequently, these amounts have not been reflected in the Company's consolidated financial statements. There are no cash inflows or outflows between the Company and any entity as it relates to the IDR bond or the lease transactions. Under the terms of the lease agreement with the respective Counties, (Section 5.02 of the agreement), "if the Tenant is the Registered Owner of all of the Bonds, the Tenant shall offset the obligation to make payments of Basic Rent hereunder with respect to the Bonds, or any Future Series, respectively, including without limitation amounts due pursuant to Section 10.03 hereof, against the Tenant's right to receive payments of the Bonds, or any Future Series, respectively." Section 2.01 of the Bond indenture contains a similar offset provision. The Company (including its wholly-owned subsidiary, Delta Mills, Inc.), has been the registered owner of the bonds from inception.

         Pursuant to Section 6.03 of the lease, cash payments for the fee in lieu of property tax payments are made annually to each of the Counties, based on assets in service at assessment date. These payments, which amounted to approximately $320,000 in each of fiscal years 2004, 2003 and 2002 are included in cost of sales in the Company's consolidated financial statements. If the Company had not entered into this arrangement, property tax payments would have been approximately $379,000 in each of fiscal years 2004 and 2003 and approximately $400,000 in fiscal year 2002.

STAFF'S REQUEST CONTINUED:

Also, please disclose the following:

               e. The terms and uncertainties of the IDR Bond and property leases;

               f. The adjusting estimated real property tax payments if it is at least reasonably possible that you may reacquire the properties either at your election or due to external risks or uncertainties;

               g. Or, Specifically state that you cannot estimate the required adjusting estimated real property taxes payments.

RESPONSE:

         The Company believes the pertinent principal terms of the IDR Bond and its Indenture are as follows:

          o    The  principal  amount  of the Bond is  $200,000,000  "or so much thereof as has been advanced [t]hereunder from time to time."
          o    The term of the Bond is  twenty  years  from the date of the last advance under the Bond which extends to the year 2017 (this is identical to the term of the lease).
          o The Bond specifies an interest rate of 7.5% per annum but does not specify a payment amount. Rather the Bond explicitly states that both principal and interest are payable "solely from the revenues and receipts" of the lease.
          o The Bond recites that "Tenant [Delta Mills] has obligated itself to make payments to or for the account of the Issuer [the three Counties] sufficient to pay, as and when the same become due, the principal and interest on this Bond."
          o Both the Bond and Section 2.05 of the Bond indenture provide that the Bond is non-recourse to the Counties, so the only source of payment to Delta Mills of the Bond is the rent payments Delta Mills makes under the lease.
          o Pursuant to Section 2.05 of the Bond indenture, the Counties pledged all revenues under the lease (except for payments of certain administrative expenses, payments in lieu of taxes and certain indemnification payments, if any) as security for performance of their obligation under the Bond.
          o Section 2.01 of the Bond indenture requires the Company to offset its right to receive Bond payments against the obligation to pay rent for so long as the Company is the Bond holder.

         The Company believes that the principal pertinent terms of the Lease are as follows:

          o The term of the lease is twenty years from the date of the last advance under the Bond which extends to the year 2017 (this is identical to the term of the Bond).
          o The lease does not specify a dollar amount for rent payments but rather specifies that rent shall be paid in such amounts and at such times as is necessary to pay the principal and interest, when due, on the Bond.
          o Section 5.02 of the lease provides that "if the Tenant [Delta Mills] is the Registered Owner of all of the Bonds, the Tenant shall offset the obligation to make payments of Basic Rent hereunder with respect to the Bonds, or any Future Series, respectively, including without limitation amounts due pursuant to Section 10.03 hereof, against the Tenant's right to receive payments of the Bonds, or any Future Series, respectively."
          o Section 5.04 of the lease provides that the lease and all revenues and receipts of the Counties pursuant to the lease (except for payments of certain administrative expenses, payments in lieu of taxes and certain indemnification payments, if any) are pledged as security for performance of the Counties' obligations under the Bond
          o Delta Mills continues to operate and control the properties subject to the FILOT as it did prior to its entry into the FILOT arrangement.
          o Section 6.01 of the lease requires the Company to maintain the property subject to the FILOT arrangement and relieves the Counties of any requirement to make repairs, replacements or renewals of any nature or description or make any expenditure whatsoever in connection with the lease.
          o Section 6.02 of the lease provides that if there is no default under the lease, the Company can, in its discretion, determine that items of lease equipment have become inadequate, obsolete, undesirable or unnecessary for operations and may remove such items, sell, trade-in, exchange or otherwise dispose of them without consent of any county.
          o Section 6.05 of the lease requires the Company to insure the property subject to the FILOT.
          o Section 7.01 of the lease allocates the risk of loss of the project to the Company.
          o Section 8.03 of the lease prohibits the Counties from transferring title to the properties to any third party.

          o Article X of the lease gives Delta Mills an option to purchase some or all of the subject property at any time for an effective net price of one dollar.
          o If Delta Mills elects to reacquire the property subject to the arrangement, it may also be required to make certain adjusting property tax payments; however, we cannot estimate the required adjusting estimated property tax payments.

         The Company believes there is no material uncertainty arising in connection with the FILOT arrangement.


STAFF'S REQUEST CONTINUED:

Please provide us with an example of the disclosure in your response or an explanation why you believe this disclosure is not applicable to you.


RESPONSE:

         In the future, we expect our disclosure with respect to the FILOT arrangement to be substantially as follows:

                  Substantial portions of the Company's fixed assets are the subject of a "Fee in Lieu of Tax" or "FILOT" agreement with three Counties within the State of South Carolina. These agreements are intended to permit counties to attract business investment by offering property tax incentives. In accordance with South Carolina law, the Company entered into a sale-leaseback agreement with these Counties and simultaneously acquired an Industrial Development Revenue Bond. The arrangement is structured so that the Company's lease payments to the Counties equal and offset the Counties' bond payments to the Company. The Bond is non-recourse to the Counties, the Company's lease payments are pledged to secure repayment of the Bond, and the lease and Bond provide for the legal right of offset. Consequently, the FILOT arrangement is not reflected in the Company's financial statements. The agreements have a maximum expiration date of 2017. Under the terms of the agreements, the Company must annually submit information regarding the value of the machinery and equipment in service in each county. The respective Counties will then accept a fee in lieu of property tax based upon predetermined millage rates. These costs are included in cost of sales in the Company's consolidated financial statements. If the Company had not entered into this transaction, property tax payments would have been higher. The Company can reacquire such property and terminate the agreement at a nominal price of $1 and, accordingly, the subject property is included in property, plant, and equipment in the consolidated balance sheet. If the Company elects to reacquire the subject property prior to the expiration of the arrangement, it may also be required to make certain adjusting property tax payments.


If you have any questions regarding these responses, please direct them to William H. Hardman, Jr., Chief Financial Officer, at 864-255-4127, or in his absence, to David Palmer, Controller, at 864-370-4719.

Sincerely,

/s/ William H. Hardman, Jr.
Chief Financial Officer